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May 16, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Bradley Ecker

Martin James

Erin Purnell

Beverly Singleton

Re:   SharkNinja Global SPV, Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 7, 2023

CIK No. 0001957132

On behalf of our client, SharkNinja Global SPV, Ltd., a Cayman Islands corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 7, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

May 16, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Corporation Information, page 15

1.	Please disclose the relationship between JS Holdings Limited Partnership, which is controlled by Mr. Xuning Wang, and that of JS Global Lifestyle Company Limited, the parent company of SharkNinja, Inc. Disclose the relevant ownership or controlling percentage that Mr. Wang has in these entities. Please also include organization charts of the Company before and after the separation and distribution from JS Global, including detailing the more significant intermediary and subsidiary entities of the Company and its relationship with the Parent.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 to 18 to disclose the relationship between JS Holdings Limited Partnership and JS Global Lifestyle Company Limited, including the relevant ownership or controlling percentage that Mr. Wang has in these entities. The Company has also included organizational charts to detail this relationship before and after the separation and distribution from JS Global.

2.	Wherever applicable, please expand to better explain how it was determined that separating SharkNinjas's business from JS Global’s current business operations would be in the best interests of both entities. Discuss how the separation will lead to the better focus of each company’s specific operational and growth strategies. Noting your references to JS Global's "broader corporate organization" on page 52 and that you intend to continue to enter into various supply agreements with JS Global on page 24, please provide more information as to JS Global's retained business. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16 and 71 to explain (i) how it was determined that separating SharkNinja’s business from JS Global’s current business operations would be in the best interest of both entities, (ii) how the separation will lead to the better focus of each company’s specific operational and growth strategies, (iii) JS Global’s retained business and (iv) the reasons underlying the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

Securities and Exchange Commission

May 16, 2023

Dividend Policy, page 66

3.	In the second paragraph please disclose the expected amount, or range thereof, of the special cash dividend to be paid to JS Global in connection with the separation, including how you have determined the amount to be paid.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 144 to disclose the expected amount of the special cash dividend to be paid to JS Global in connection with the separation, including how the Company determined the amount to be paid.

Capitalization, page 67

4.	Please expand the table to also include line items for the amount of your short and long-term debt as shown in the balance sheet on page F-4. Refer to Item 3.B of the Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has expanded the table on page 69 to also include line items for the amount of the Company’s short and long-term debt.

5.	We note that you present a caption for preferred shares. Please revise the introductory paragraphs or include a footnote to briefly describe the event or transactions that will result in your having preferred shares authorized, issued or outstanding on a pro forma basis. The comment also applies to the Unaudited Pro Forma Condensed Consolidated Financial Information section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 to include a description of the reorganization, including disclosing that the Company will be governed by SharkNinja, Inc.’s memorandum and articles of association, as part of the Transactions in the Unaudited Pro Forma Condensed Consolidated Information section. As a result, the Company respectfully submits that the introductory paragraph in the Capitalization section covers the event or transaction that will result in the Company having preferred shares authorized, issued or outstanding on a pro forma basis.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 69

6.	We note your business operations are currently wholly-owned by JS Global. Please expand the disclosure in the fourth paragraph on page 69 to discuss whether or not there are any Autonomous Entity adjustments pertaining to incremental costs of being a separate stand-alone entity, and if so, revise the pro forma financial statements to present these in a separate column from those of the Transaction Accounting Adjustments. To the extent the incremental costs also include items currently described in footnotes 3(f) and 3(g), please identify them as Autonomous Entity Adjustments. Refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered whether any transactions outlined in The Separation and Distribution Transactions section starting on page 70, including the terms of the agreements and the provisions contained therein, would result in material transition services costs or income that would be considered an Autonomous Entity Adjustment under Rule 11-02(a)(6)(ii) of Regulation S-X. In that regard, the Company has amended the pro forma financial information beginning on page 72 to include the Autonomous Entity Adjustments applicable to the Transition Services Agreement and the Sourcing Services Agreement with JS Global. The Company also considered whether it would incur any other incremental costs of being a separate stand-alone entity, outside of the agreements listed above, and it does not expect to incur any such costs.

Securities and Exchange Commission

May 16, 2023

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 70

7.	Please revise your pro forma balance sheet to show the number of shares authorized, issued and outstanding on both a historical and pro forma basis.

The Company respectfully acknowledges the Staff’s comment and has revised the pro forma balance sheet on page 73 to show the number of shares authorized, issued and outstanding on a historical basis and has included placeholders for the number of shares authorized, issued and outstanding on a pro forma basis. The number of ordinary shares authorized for issuance by the Company has not been finalized as of the date of the Amendment, but will be included in an amended Registration Statement once determined.

8.	Refer to Note 2(c) on page 73, where you indicate, parenthetically, that both the 2021 Employee Notes and 2022 Employee Notes are defined below. However, we note no discussion of these employee notes in the pro forma financial statements. Please revise the section to include a description of the 2021 and 2022 Employee Notes, including the amounts originally issued and the balance outstanding as of the most recent balance sheet date. Alternatively, revise Note 2(c) to cross-reference to the appropriate pages of the filing where the information is disclosed.

The Company respectfully acknowledges the Staff’s comment and has revised Note 2(b) on page 78 to cross-reference the appropriate pages of the filing where the information related to the 2021 and 2022 Employee Notes is disclosed.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 71

9.	We note from the Dividend Policy section on page 66, that in February 2023 you paid special cash dividends of $15.5 million and $99 million to JS Global, and that you expect to pay a special cash dividend to JS Global in connection with the separation and distribution. Please revise the pro forma balance sheet to give pro forma effect to these distributions. Refer to SAB Topic 1.B.3. The comment also applies to your capitalization table.

The Company respectfully acknowledges the Staff’s comment and has revised the pro forma balance sheet on page 73 to reflect the Company’s pro forma financial position as of March 31, 2023, the Company’s most recently completed interim period. As such, the special cash dividends of $15.5 million and $99 million paid to JS Global in February 2023 (the “February 2023 Distributions”) and their related tax implications are included in the Company’s historical consolidated financial statements as of March 31, 2023. Therefore, the pro forma balance sheet as of March 31, 2023 does not need to be revised to give pro forma effect to the February 2023 Distributions.

Securities and Exchange Commission

May 16, 2023

With respect to the special cash dividend that the Company expects to pay to JS Global in connection with the separation and distribution, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 to disclose that Company intends to pay this special cash dividend to JS Global as part of the Transactions in the Unaudited Pro Forma Condensed Consolidated Information section. As a result, the Company respectfully submits that the introductory paragraph in the Capitalization section indicates that the capitalization table will give effect to this special cash dividend on a pro forma basis.

10.	We note disclosure on page F-30 that your employees participate in JS Global's restricted share units plan, pursuant to which ordinary shares of JS Global underlying the restricted share units, or RSUs, are transferred to them upon vesting. Please explain to us how the separation and distribution will impact the RSUs, including any changes in the timing and terms of vesting as well as whether grantees will still be entitled to receive ordinary shares of JS Global or ordinary shares of the registrant instead. Tell us how you intend to account for any such changes and your consideration of disclosing these changes in the pro forma financial statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that that all issued and outstanding unvested RSUs as of March 31, 2023, as disclosed on page F-55, fully vested in April 2023. The issued and outstanding unvested RSUs as of March 31, 2023 vested in accordance with the original terms and conditions of the awards. The share-based compensation cost related to such RSUs is reflected in the Company’s historical financial statements included in the Amendment. JS Global does not intend to issue any additional RSUs to employees of the Company under JS Global’s RSU Plan and, therefore, there will be no outstanding RSUs as of the separation and distribution. As such, there are no pro forma considerations that need to be made for RSUs issued under JS Global’s RSU Plan.

As disclosed on page 143, the Company intends to adopt a share incentive plan in connection with the separation and distribution, under which employees of the Company will be entitled to receive ordinary shares of the registrant. The Company does not intend to begin issuing awards under the share incentive plan until after the completion of the separation and distribution. As such, there are no pro forma considerations that need to be made for the Company’s share incentive plan.

Securities and Exchange Commission

May 16, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 84

11.	Refer to footnote (6) to the reconciliation of Adjusted Net Income that begins at the bottom on page 86. Please explain to us in detail your reasons for adjusting for the amortization of acquired intangible assets when calculating non-GAAP net income. Discuss in more detail why the amortization of revenue generating intangible assets currently reflected on your balance sheet would not be considered normal recurring operating expenses "because they relate to JS Global’s acquisition of your business." Refer to Question No. 100.01 of the Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as updated December 13, 2022.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered the guidance in Question 100.01 of the Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, noting the prohibition on presenting a non-GAAP financial measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business.

The primary purpose of Adjusted Net Income is to supplement net income presented on a GAAP basis. The Company considers this non-GAAP financial measure in evaluating its operating trends and performance. Moreover, the Company believes this non-GAAP financial measure provides its investors with useful and transparent information to help them evaluate the Company’s ongoing operating results by facilitating an enhanced understanding of the Company’s financial performance, enabling investors to make more meaningful comparisons to other periods and to other companies in the same and similar industries.

The amortization expense included in the reconciliation of Adjusted Net Income relates solely to the intangible assets that were initially recognized in fiscal year 2017 when JS Global acquired the Company. For the Staff’s awareness, this adjustment does not include amortization expense related to intangible assets recognized in connection with the Company’s acquisitions of other businesses or individual intangible assets, such as patents.

The Company respectfully advises the Staff that the amortization of these intangible assets resulting from JS Global’s acquisition of the Company is a non-cash item, unrelated to our ongoing operating performance, and for this reason, we believe the nature of the adjustment is consistent with Item 10(e)(ii)(B) of Regulation S-K and Question 100.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company excludes the amortization charges for these JS Global acquisition-related intangible assets for purposes of calculating Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of the Company, as well as the inherent subjective nature of purchase price allocations. The Company believes such amortization expense neither relates to the Company’s cash operating expenses nor reflects its underlying business performance, and excluding such expense enables management and investors to compare the Company’s underlying business performance to previous periods and other companies in the same and similar industries. The Company therefore respectfully submits that this adjustment is not misleading and provides investors with a useful measure of the Company’s ongoing operating performance. The Company has revised the disclosure on page 98 to add further discussion of management’s reasoning for including this adjustment.

Securities and Exchange Commission

May 16, 2023

12.	We note the disclosure in footnote (2) on page 19. Please clearly describe to us in more detail the reasons for recording the Product Procurement Adjustment when presenting your non-GAAP measures. Describe to us the transaction that resulted in the inventory markups in your cost of sales and explain why they will be eliminated as a result of the separation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in footnote (3) on page 97, footnote (9) on page 98 and footnote (8) on page 99 to add further discussion of management’s reasoning for including the Product Procurement Adjustment.

The Company respectfully advises the Staff that it has historically purchased the majority of its inventory from (i) one of its subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and (ii) JS Global Trading HK Limited (“JSGTC”), a purchasing office wholly owned by JS Global. SNHK and JSGTC purchase inventory for the Company’s U.S. and European selling entities from suppliers in the APAC region and are responsible for managing the related supply chain operation and procurement process. In the Company’s consolidated statements of income for the three months ended March 31, 2023 and the year ended December 31, 2022, the historical markup on inventory purchased from SNHK was eliminated in consolidation as an intercompany transaction. However, the markup on inventory purchased from JSGTC was included in cost of sales of the Company, as JSGTC is a related party that is not consolidated in the Company’s financial statements. As a result of the separation, the Company intends to purchase 100% of its inventory from SNHK and will no longer purchase inventory from JSGTC. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

The Company’s non-GAAP financial measures serve to supplement GAAP financial information and are used to evaluate the Company’s operating trends and performance. These measures provide investors with transparent and meaningful information that enables them to make relevant period-to-period comparisons of the Company’s operating results. The Company respectfully advises the Staff that it has excluded the historical markup included in cost of sales from inventory purchased from JSGTC, as it is not related to its ongoing operating performance and will no longer be applicable to the Company’s business after the completion of the separation. The Company therefore respectfully submits that the adjustment is not misleading and offers investors a useful measure of the Company’s ongoing operating trends and performance.

Liquidity and Capital Resources

Indebtedness, page 89

13.	Refer to the second paragraph. Please revise to disclose the amount of any borrowings and repayments under the Revolving Facility during the periods presented as well as the outstanding and available balances as of the date of each balance sheet. With regards to your LIBOR based debt, please discuss the impact on your financial statements and your liquidity position as a result of the planned transition away from LIBOR by end of June 2023. Discuss your plans with respect to the use of an alternative reference rate. Please also include a Risk Factor as to the transition away from LIBOR. For guidance, refer to our Joint Staff Statement on LIBOR Transition, issued July 12, 2019, and our Staff Statement on LIBOR Transition - Key Considerations for Market Participants, issued December 7, 2021.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on starting on page 100 to (i) disclose the amount of any borrowings and repayments under the Revolving Facility during the periods presented as well as the outstanding and available balances as of the date of each balance sheet, (ii) discuss the impact on the Company’s financial statements and liquidity position as a result of the planned transition away from LIBOR by end of June 2023 and (iii) discuss the Company’s plans with respect to the use of an alternative reference rate. The Company has also revised the disclosure on page 54 to include a Risk Factor as to the transition away from LIBOR.

Securities and Exchange Commission

May 16, 2023

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 92

14.	We note that your goodwill has been assigned to your one reporting unit, and that your policy includes testing goodwill annually and performing a qualitative assessment and, if further necessary, a quantitative impairment test. Please revise to disclose the date on which you perform your annual impairment testing of both goodwill and indefinite-lived intangible assets and identify any reported period in which you performed a quantitative impairment test. For both goodwill and indefinite-lived intangible assets, disclose the outcome of your qualitative assessment in each annual period reported and, as applicable, the results of any quantitative tests performed. Also, consider disclosing the dollar amount or percentage range by which the fair value from your quantitative impairment test of goodwill exceeded its carrying value. Refer to ASC 350-20-35-3 and 35-3E.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 to include additional information on the Company’s goodwill and indefinite-lived intangible impairment testing. The Company respectfully advises the Staff that it performs an annual goodwill and indefinite-lived intangible assets impairment test on December 31 of each fiscal year. During the years ended December 31, 2020, 2021 and 2022, the Company elected to bypass the qualitative assessment and, instead, proceeded directly to the first step of the impairment test (the “Step 1 Test”), in accordance with ASC 350-20-35-3B. In performing the Step 1 Test, the Company utilized a third-party valuation specialist to support management in developing the estimated fair value of its reporting unit, including incorporating a combination of the income and market approaches and the development of market inputs (i.e., weighted-average cost of capital, discount rates, etc.). The Step 1 Test indicated that the Company’s reporting unit’s fair value greatly exceeded its carrying amount and that goodwill and indefinite-lived intangible assets were deemed to be recoverable. As a result, no impairment charge was required as a result of the quantitative assessments. In future filings, if the fair value of the Company’s reporting unit is not substantially in excess of its carrying value, the Company will provide the dollar amount or percentage range by which the fair value from the Company’s quantitative impairment test of goodwill and indefinite-lived intangible assets exceeds its carrying value to the extent material.

Securities and Exchange Commission

May 16, 2023

Manufacturing, Supply Chain & Logistics, page 119

15.	Please expand your disclosure in this section to describe the relationship you have with your manufacturing partners, including where they are based, manufacturing capacities, company oversight, and any existing long-term manufacturing contracts which you are substantially dependent upon. Additionally, disclose the extent to which you manufacture your own products.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 132 to describe its relationship with its manufacturing partners. The Company has also confirmed that it is not substantially dependent upon any existing long-term manufacturing contracts and that is does not manufacture its own products.

BUSINESS

Facilities, page 124

16.	We note your disclosure that "as of December 31, 2022, [you] leased facilities totaling approximately 1,327,000 square feet in multiple locations in the United States and internationally." Please revise to disclose the utilization of your leased facilities. Refer to Item 4.D. of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 to disclose the utilization of the Company’s leased facilities.

Management, page 125

17.	We note that Mark Barrocas has served as Global President of JS Global since 2019. Please disclose whether Mr. Barrocas will continue to serve in this role after the Separation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 to confirm that Mr. Barrocas will not continue to serve as Global President of JS Global after the Separation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

18.	Refer to disaggregation of net sales that begin on page F-18. Please tell us the consideration given to further disaggregating your net sales by sales channel. In this regard, we note disclosure on page 75 that you sell your products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (DTC) channels. Also, as disclosed on page F-16, your customers primarily consist of retailers, distributors and DTC customers. Refer to ASC 606-10-55-91(g).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance in ASC 606-10-50-5 and related implementation guidance in ASC 606-10-55-89 through 91 with respect to determining the appropriate disaggregated revenue disclosures in its financial statements. Specifically, the Company notes that disaggregated revenue disclosures are required if the nature, amount, timing and uncertainty of revenue and cash flows are impacted by different economic factors. Further, the Company notes that ASC 606-10-55-89 provides that the extent to which the disaggregated revenue information is provided depends on facts and circumstances pertaining to the underlying contracts with customers.

Securities and Exchange Commission

May 16, 2023

The Company acknowledges that it has provided discussion related to the various channels in which its products are sold. In this regard, a substantial majority of the Company’s net sales is derived from retailers. The Company’s retail channel covers brick-and-mortar retailers, e-commerce platforms and multichannel retailers, which, in turn, sell the Company’s products to the end consumers. The DTC sales channels cover sales directly to consumers through the Company’s websites. The end-markets for the Company’s products sold through retailer and DTC channels have similar characteristics in that they are impacted by macro-economic factors such as general business and consumer spending, gross domestic product growth and other broad measures of economic activity. The timing of revenue recognition does not differ between the various sales channels.

The Company is currently investing in the DTC sales channels as it is aiming to attract additional consumers through these channels. However, for the years ended December, 31, 2020, 2021 and 2022, net sales attributable to the DTC sales channels comprised 7-10% of net sales, an insignificant portion of total net sales. As the Company scales the business and net sales attributable to the DTC sales channels increase, the Company may determine that disaggregation of net sales by sales channels is appropriate. The Company’s current objective in referencing the DTC sales channels in the Registration Statement is to convey the Company’s goal to investors, which is to be the most prominent and relevant brand wherever consumers choose to shop.

Further, the Company has considered the guidance in ASC 606-10-55-90 in response to the Staff’s comment. The Company respectfully advises the Staff that (i) the Company does not present net sales by sales channels or by any other category outside of its financial statements, including investor presentations, and (ii) the Company’s chief operating decision maker does not regularly review sales information by sales channels in evaluating the Company’s financial performance and in making resource allocation decisions.

The Company has thus concluded that the requirements under ASC 606-10-50-5 and ASC 606-10-55-89 through 91 have been met and further disaggregation of net sales is not required because the nature, amount, timing and uncertainty of revenue and cash flows do not differ significantly by sales channel.

Index to Exhibits, page II-3

19.	You reference various distribution, separation, transition and supplier agreements throughout the prospectus. Please file them as exhibits.

The Company respectfully acknowledges the Staff’s comment and will file as exhibits to an amended Registration Statement forms of the Separation and Distribution Agreement, Transition Services Agreement, Employee Matters Agreement, Brand License Agreement, Sourcing Services Agreement with JS Global, Sourcing Services Agreement with Joyoung and Product Development Agreement. The Company has updated the Index to Exhibits on page II-3 to reflect this.

Securities and Exchange Commission

May 16, 2023

General

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors, whether or not you retained, or intend to retain, copies of those communications.

The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined under Rules 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors, whether or not they retain copies of the communications.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Mark Barrocas, President, SharkNinja Global SPV, Ltd. Paul Carbone, Chief Financial Officer, SharkNinja Global SPV, Ltd.

Pedro J. Lopez-Baldrich, Chief Legal Officer, SharkNinja Global SPV, Ltd.

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP